100 N. 18th Street Suite 300 Philadelphia, PA 19103 t 202.778.6400 f 202.778.6460 www.schiffhardin.com
Cavas S. Pavri 202.724.6847 cpavri@schiffhardin.com

November 6, 2018
BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Russell Mancuso

Re:	Soliton, Inc.
Offering Statement on Form 1-A
File No. 024-10854

Dear Mr. Mancuso:

This letter is being submitted on behalf of Soliton, Inc. (“Soliton” or the “Company”) in response to a verbal comment communicated by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Offering Statement on Form 1-A (the “Offering Statement”).
The SEC staff provided a verbal comment regarding an inconsistency in the calculation and presentation of net loss per common share between the audited annual financial statements for the years ended December 31, 2017 and 2016 and the interim financials for the six months ended June 30, 2018 and 2017. The Company and its auditor for 2017 and 2016, GBH CPAs, PC, reviewed the Statements of Operations in both sets of financials and assessed the impact of the discrepancy in the annual statements on the users of the financial statements.

While the 2017 and 2016 annual Statements of Operations present net loss per common share, basic and diluted, without the addition of preferred dividends to the net loss, the Company believes that the discrepancy would not have a significant impact on the decision of a prospective investor for the following reasons:

1)
Prior to the inclusion of the preferred dividends into the net loss available to common shareholders, the Company had a loss per common share. The inclusion would not have changed the loss per common share to earnings per common share.

2)
Additionally and importantly, both classes of preferred stock, of which there are 2,534,766 preferred shares outstanding (convertible into 2,534,766 common shares), together with the accrued dividend, will convert into common shares simultaneously at the closing of the Initial Public Offering resulting in a significant increase in the number of common shares outstanding.

3)	The Company is an early stage and emerging growth company and has not generated any revenues to date. The Company had significant losses during 2017 and 2016. Therefore, we believe investors are currently more interested in the viability of our products rather than the Company’s financial results.

Based upon these factors, we believe that the impact of the preferred dividends on the calculation of the net loss per share is not material to the decision-making of an investor at this stage of development and respectfully propose that the financial statements for the years ended December 31, 2017 and 2016 remain as currently presented in the Form 1-A.

* * *
Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely, SCHIFF HARDIN LLP

/s/ Cavas Pavri

By: Cavas Pavri

Enclosures

cc:	Chris Capelli, Chief Executive Officer
Lori Bisson, Chief Financial Officer